SECURITI[illegible] ISSION
04017043
Washi[illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53112

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RMJB, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8500 Normandale Lake Boulevard Suite 1950
(No. and Street)

Bloomington (City) Minnesota (State) 55437 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Troy J. Mertens (952-844-0995)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
(Name – *if individual, state last, first, middle name*)

5151 Edina Industrial Boulevard (Address) Minneapolis (City) Minnesota (State) 55439 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 25 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Troy J. Mertens, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RMJB, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

RICHARD S BROWN
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2005

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

January 30, 2004

Board of Directors
RMJB, Inc.
Minneapolis, Minnesota

In planning and performing our audit of the financial statements and supplemental schedule of RMJB, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 Sentinel Building 5151 Edina Industrial Boulevard Minneapolis, MN 55439
Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for segregating securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.

Boulay, Heutmaker, Zibell & Co. P.L.L.P
Certified Public Accountants

Minneapolis, Minnesota
January 30, 2004

R:\CLIENT\Year2003\30000's\35080\35080FS\letters\02003L.doc

RMJB, INC.

Minneapolis, Minnesota

Financial Statements

December 31, 2003 and 2002

RMJB, INC.

CONTENTS

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Member of SEC and Private Companies
Practice Sections of the American Institute of
Certified Public Accountants

Member of the International Group of
Accounting Firms with Offices in Principal Cities
igaf

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and
Stockholders of RMJB, Inc.
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of RMJB, Inc. as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RMJB, Inc. as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boulay, Heutmaker, Zibell & Co. P.L.L.P.
Certified Public Accountants

Minneapolis, Minnesota
January 30, 2004

500 Sentinel Building 5151 Edina Industrial Boulevard Minneapolis, MN 55439 Phone (952) 893-9320 Fax (952) 835-7296 www.bhz.com

RMJB, INC.

Statement of Financial Condition

December 31, 2003 and 2002

ASSETS	2003	2002
Current Assets		
Cash	**$ 8,716**	$24,253
Commissions receivable	**3,835**	3,052
Total assets	**$12,551**	$27,305
LIABILITIES AND EQUITY		
Current Liabilities		
Related party payables	**$ 4,355**	$14,701
Stockholders' Equity		
Common stock, $.01 par, 1,000,000 shares authorized, 200 shares outstanding	**2**	2
Additional paid in capital	**39,998**	39,998
Accumulated deficit	**(31,804)**	(27,396)
Total stockholders' equity	**8,196**	12,604
Total liabilities and stockholders' equity	**$12,551**	$27,305

Notes to Financial Statements are an integral part of this Statement.

RMJB, INC.

Statement of Operations

Years Ended December 31, 2003 and 2002

	2003	2002
Commission Revenue	**$34,185**	$93,900
Expenses		
Commissions	**17,054**	48,411
Professional fees	**5,360**	6,300
Licenses	**3,857**	2,907
Office expense	**4,200**	7,200
General and administrative	**6,500**	28,000
Miscellaneous	**1,622**	2,624
Total expenses	**38,593**	95,442
Net Loss	**($ 4,408)**	($ 1,542)

Notes to Financial Statements are an integral part of this Statement.

RMJB, INC.

Statement of Changes in Stockholders' Equity

Years Ended December 31, 2003 and 2002

	Common Stock		Additional Paid In	Accumulated
	Shares	Amount	Capital	Deficit
Balances – December 31, 2001	200	$2	$39,999	($25,854)
Net loss	—	—	—	(1,542)
Balances – December 31, 2002	200	$2	$39,998	(27,396)
Net loss	—	—	—	(4,408)
Balances – December 31, 2003	200	$2	$39,998	($31,804)

Notes to Financial Statements are an integral part of this Statement.

RMJB, INC.

Statement of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Net loss	**($ 4,408)**	($ 1,542)
Adjustments to reconcile net loss to net cash from (used for) operations:		
Change in assets and liabilities		
Commissions receivable	**(783)**	6,819
Related party payables	**(10,346)**	4,605
Net cash from (used for) operating activities	**(15,537)**	9,882
Net Increase (Decrease) in Cash	**(15,537)**	9,882
Cash - Beginning of Year	**24,253**	14,371
Cash - End of Year	**$ 8,716**	$24,253

Notes to Financial Statements are an integral part of this Statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

RMJB, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the National Association of Securities Dealers, Inc. The Company's major source of income is commissions earned from the sale of annuity contracts. Revenue is recognized when the respective annuity companies approve the submitted contract.

Accounting Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Cash

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its accounts primarily at one financial institution. At times throughout the year, the Company's cash balances may exceed amounts insured by the Federal Deposit Insurance Corporation.

Income Taxes

The Corporation, with the consent of its shareholders, elected under the Internal Revenue Code and comparable state laws, to become an S corporation. Since shareholders of an S corporation are taxed on their proportionate share of the Corporation's taxable income, an S corporation is generally not subject to either Federal or state income taxes at the corporate level. Therefore, no provision or liability for Federal or state income taxes has been included in these financial statements.

2. RELATED PARTY TRANSACTIONS

The Company entered into an expense and facilities sharing agreement with a related company. Under the agreement, the related company provides office space, equipment and administrative support. During the year ended December 31, 2003 and 2002, the Company expensed $11,638 and $36,700, respectively, related to this agreement. At December 31, 2003 and 2002, the Company has accounts payable to the related company of $2,438 and $13,175, respectively.

During the year ended December 31, 2003 and 2002, all of the Company's commissions expense was to a stockholder. At December 31, 2003 and 2002, the Company has recorded accounts payable to the stockholder of $1,917 and $1,526, respectively, for sales of insurance contracts during the fourth quarter.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities Exchange Act of 1934. This Rule provides that aggregate indebtedness, as defined, may not exceed 15 times net capital, as defined. Alternatively, the Company's net capital may not be less than $5,000 or 6-2/3% of total aggregate indebtedness. As of December 31, 2003 and 2002, the Company had net capital of $8,196 and $12,604, respectively, which exceeded the requirement by $3,196 and $7,604, respectively. Its ratio of aggregate indebtedness to net capital was .5314 to 1 and 1.1664 to 1 at December 31, 2003 and 2002, respectively.

4. CONCENTRATIONS

Approximately 72.8% and 70% of the Company's commission revenue was from two insurance companies during the years ended December 31, 2003 and 2002, respectively.

Supplementary Information

RMJB, INC.

Schedule I

Computation of Ratio of Aggregate Indebtedness to
Adjusted Net Capital (Rule 15c3-1)

December 31, 2003 and 2002

	2003	2002
Total assets	**$12,551**	$27,305
Less – aggregate indebtedness	**(4,355)**	(14,701)
Adjusted Capital	**$ 8,196**	$12,604
Ratio of Aggregate Indebtedness to Adjusted Net Capital	**.5314:1**	1.1664:1